MET INVESTORS SERIES TRUST

AMENDMENT NO. 2 TO THE INVESTMENT ADVISORY AGREEMENT

(Janus Forty Portfolio)

This Amendment No. 2 to the Investment Advisory Agreement (the “Agreement”) dated May 1, 2006, as amended May 1, 2009, by and between Met Investors Advisory LLC (a predecessor to MetLife Advisers, LLC) (the “Adviser”) and Janus Capital Management LLC (the “Subadviser”), with respect to the Janus Capital Appreciation Portfolio (now known as the Janus Forty Portfolio), a series of Met Investors Series Trust, is entered into effective the 1st day of January, 2012.

WHEREAS the Agreement provides for the Subadviser to provide certain investment advisory services to the Adviser, for which the Subadviser is to receive agreed-upon fees; and

WHEREAS the Adviser and the Subadviser desire to make certain changes to the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Adviser and the Subadviser hereby agree that the Agreement is amended as follows:

1. Schedule A of the Agreement hereby is amended to change the Subadviser’s fee to the following:

Percentage of average daily net assets
Janus Forty Portfolio	0.400% of the first $50 million of such assets, plus 0.375% of such assets over $50 million up to $150 million, plus 0.350% of such assets over $150 million up to $750 million, plus 0.325% of such assets over $750 million up $1 billion, plus 0.300% of such assets over $1 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on the 1st day of January, 2012.

METLIFE ADVISERS, LLC		JANUS CAPITAL MANAGEMENT LLC

By:	/s/ Jeffrey L. Bernier	By:	/s/ Russell P. Shipman
Name:	Jeffrey L. Bernier	Name:	Russell P. Shipman
Title:	Senior Vice President	Title:	Senior Vice President